November 13, 2006

Mr. Martin James

Senior Assistant Chief Accountant

Division of Corporation Finance

United States Securities and Exchange Commission

Washington, D.C. 20549

RE:	Stryker Corporation
Form 10-K for the Year Ended December 31, 2005
Forms 10-Q for the Quarters Ended March 31, 2006 and June 30, 2006
File No. 000-09165

Dear Mr. James:

This letter is in response to your letter dated and received October 23, 2006.  Your letter requested certain information in response to comments set forth therein with respect to Stryker Corporation's (the Company) filings listed above.  Each of your comments is addressed separately below.  For your convenience, we have restated your original comment prior to our response.  In our response, we have indicated that certain changes will be incorporated into our future filings.  Please note that we have also made these changes in the Company's Form 10-Q for the quarter ended September 30, 2006 as filed on Wednesday, November 8, 2006.

Form 10-K for the Year Ended December 31, 2005

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 23

Outlook for 2006, page 24

1)   With respect to your presentation of "Adjusted restated diluted net earnings per share" and "Restated diluted net earnings per share" please include the following disclosures in future filings, or tell us why the current disclosures comply with Item 10(e) of Regulation S-K:

  A statement disclosing the reasons why the presentation of the non-
  GAAP financial measures provide useful information to investors; and
  A statement disclosing the additional purposes, if any, for which you use the non-GAAP financial measures.

November 13, 2006

      In future filings, when non-GAAP financial measures are presented, the Company will incorporate the following statement at the beginning of its Management's Discussion and Analysis of Financial Condition and Results of Operations:

Throughout this discussion, references are made to the following non-GAAP financial measures:  "constant currency", "adjusted net earnings", "adjusted basic net earnings per share" and "adjusted diluted net earnings per share".  These financial measures do not replace the presentation of the Company's reported financial results under generally accepted accounting principles (GAAP). The Company has provided these supplemental non-GAAP financial measures because they provide meaningful information regarding the Company's results on a consistent and comparable basis for the periods presented.  Management uses these non-GAAP financial measures for reviewing the operating results of its business segments and for analyzing potential future business trends in connection with its budget process.  In addition, the Company believes investors will utilize this information to evaluate period-to-period results and to better understand potential future operating results.  The Company encourages investors and other users of these financial statements to review its Consolidated Financial Statements and other publicly filed reports in their entirety and not to rely solely on any single financial measure.

2)   In addition, when you present non-GAAP per share amounts in future filings, please also provide the reconciliation of the GAAP to non-GAAP weighted average basic and diluted shares used in calculating the measures, or if the same, present the amount and disclose that fact.

In future filings the Company will present the weighted average basic and diluted shares used in the calculation of non-GAAP per share amounts.  In addition, the Company will provide an indication that the weighted average basic and diluted shares used in the calculation of non-GAAP per share amounts are the same as those used in the calculation of reported per share amounts or will provide a reconciliation of the GAAP to non-GAAP amounts should they differ.

3)   In future filings, revise all non-GAAP presentations to only use titles or descriptions for non-GAAP financial measures that are not the same as, or confusingly similar to, titles or descriptions used for your GAAP financial measures.

The Company believes that the titles and descriptions of its non-GAAP financial measures, used consistently throughout its filings, are in compliance with Item 10(e) of Regulation S-K as they clearly identify the non-GAAP financial measures as "adjusted".  The Company believes that alternative wording or additional wording may confuse users of this information and not enhance their understanding of the financial results.

Results of Operations, page 25

4)   Please tell us and in future filings disclose how you determine constant currency amounts/percentages and whether this presentation is on a GAAP or non-GAAP basis.

      Operating in multiple foreign jurisdictions exposes the Company to changes in foreign currency exchange rates.  The presentation of constant currency sales rate changes involves removing the effect of changes in foreign currency exchange rates.  The amount of sales rate change attributable to changes in foreign currency exchange rates is equal to the difference between the local currency results converted at current year average foreign currency exchange rates compared to the same results converted at prior year average foreign currency exchange rates.  In future filings the Company will disclose how it determines constant currency sales rate change amounts.  The

November 13, 2006

      Company will characterize such constant currency measurements as a non-GAAP financial measure as noted in the response to comment 1.  In addition, the Company will provide the following additional disclosure regarding the determination of the constant currency amounts within Management's Discussion and Analysis of Financial Condition and Results of Operations:

Constant currency results are calculated by translating current year results at prior year average foreign currency exchange rates.

Financial Statements and Supplementary Data, page 36

Note 1. Significant Accounting Policies, page 41

Loaner Instrumentation, page 42

5)   Please tell us why you calculate gross profit exclusive of amortization expense related to your loaner instrumentation which is classified in selling, general and administrative expenses and intangibles amortization.

      Regulation 210.5-03(b)(2) indicates that costs and expenses applicable to sales and revenue include the cost of tangible goods sold.  Loaner instrumentation sets represent tools and equipment that facilitate the implantation of certain of the Company's orthopaedic implant products.  The Company provides instrumentation sets to surgeons and hospitals on a loaned basis, while maintaining title and ownership of the instrumentation sets, in an effort to facilitate sales of orthopaedic implants.  As instrumentation sets are not used in the production of individual implant products, the Company does not believe cost of sales classification is appropriate.  Rather, the Company believes that the classification of the amortization of these instrumentation sets within Selling, General and Administrative expenses is the most appropriate treatment.

6)   Please tell us why you classify changes in the loaner instrumentation account within net cash provided by operating activities in your statement of cash flows.

      The Company believes its classification of changes in the loaner instrumentation account as cash used in operating activities is required by the guidance promulgated in Financial Accounting Standards Board (FASB) Statement No. 95, Statement of Cash Flows.  Statement No. 95 requires that assets held for use in the production of goods or services should be classified as cash flows from investing activities.  Financing activities, as defined by Statement No. 95, include obtaining resources, repayment of debt and the payment of dividends.  Statement No. 95 indicates that all transactions not meeting the requirements of investing or financing activities should be classified as cash flows from operating activities.  As discussed in the response to comment 5, loaner instrumentation sets are not used in the production of goods and, therefore, do not qualify as investing activities under the definition provided in Statement No. 95.  In addition, the Company believes that the utilization of loaner instrumentation sets does not meet the qualifications to be classified as cash flows from financing activities.  Since changes in the loaner instrumentation account are not appropriately classified as either investing or financing activities, the Company classifies such changes as cash flows from operating activities.

November 13, 2006

7)   Please tell us in more detail the nature of this equipment and the terms and length of its use to customers for surgical implants.  Discuss how you eventually dispose of this equipment whether by sale to customers, scrap, etc.  In explaining the nature of the account, please also discuss why you previously referred to this account as "deferred charges" in your 2003 Form 10-K.

      As discussed in the response to comment 5, loaner instrumentation sets are used by surgeons to facilitate the implantation of certain of the Company's orthopaedic implants.  A loaner instrumentation set is used each time an orthopaedic surgeon places an implant in a patient.  These instrumentation sets are utilized in multiple surgeries over their estimated useful life of 3 years.  The useful lives of instrumentation sets are limited by both normal wear and tear, as well as potential obsolescence resulting from the introduction of new implants with required changes in associated instrumentation sets.  The method of disposal of loaner instrumentation sets generally is scrapping.

The Company's past characterization of this equipment as "deferred charges" was intended to reflect the fact that the associated expense is recognized over a future period of time.  As there were no other items included in the "deferred charges" balance sheet item, the Company elected to use the more specific designation of "loaner instrumentation" in its subsequent filings rather than the more general nomenclature.

8)   Please tell us why the balance of this account only increased by $40.8 million, $43.2 million and $67.6 million between June 30, 2006, December 31, 2005, 2004 and 2003 as shown in the balance sheets given the change in the account of $116.8 million, $189.4 million and $161.4 million in the six months ended June 30, 2006 and the years ended December 31, 2005 and 2004 as shown in the statements of cash flows.

      Another significant component of the change in the loaner instrumentation account balance is periodic amortization, which is combined with intangibles amortization in the Company's consolidated statements of cash flows and reported as "Amortization".  The net balance in the loaner instrumentation account fluctuates as a result of the placement of new instrumentation sets, amortization, changes in foreign currency exchange rates and the disposal of any loaner instrumentation sets not fully amortized.  For the period beginning January 1, 2006 through June 30, 2006 the activity in the loaner instrumentation account included the placement of new instrumentation sets of $116.8 million and amortization of $79.6 million with the remaining increase of $3.6 million attributable to changes in foreign currency exchange rates net of disposals.  For the year ended December 31, 2005 the activity in the loaner instrumentation account included the placement of new instrumentation sets of $189.4 million and amortization of $135.0 million with the remaining $11.2 million decrease attributable to disposals and changes in foreign currency exchange rates.  For the year ended December 31, 2004 the activity in the loaner instrumentation account included the placement of new instrumentation sets of $161.4 million and amortization of $100.4 million with the remaining increase of $6.6 million attributable to changes in foreign currency exchange rates net of disposals.

Note 4. Acquisitions, page 46

9)   Tell us and revise the notes to the financial statements in future filings to disclose the method you used to value the in-process research and development acquired in 2004 from SpineCore, Inc., including all significant assumptions.

      As SpineCore was a development stage company, its acquisition fell outside the scope of a "business combination" as defined by FASB Statement No. 141, Business Combinations and EITF 98-3, Determining Whether a Nonmonetary Transaction Involves Receipt of Productive Assets or of a

November 13, 2006

Business, and consequently, no portion of the purchase price could be allocated to goodwill.  Therefore, the Company utilized the provisions of paragraph 9 of FASB Statement No. 142, Goodwill and Other Intangible Assets, for the allocation of the purchase price.  At the time of the acquisition, the Company determined it acquired tangible assets of approximately $1.0 million and assumed liabilities of approximately $1.3 million based on their estimated fair value at the time of acquisition.  The Company reviewed the acquisition for evidence of intangible assets to which a portion of the acquisition cost should be allocated, including assembled workforce, contract-based intangibles, customer-related intangibles and technology-based intangibles, and determined that there were no separately identifiable intangible assets acquired.  As such, the remaining purchase price was allocated to a purchased in-process research and development intangible asset.

10) Please tell us and, in future filings, revise MD&A to disclose the following for each major project you acquired as part of the in-process research and development from SpineCore, Inc.:

•         the nature of the project;

•         the value assigned to the project;

•         the status of development at the date of acquisition;

•         the anticipated completion date and the date you expect to begin benefiting from the IPR&D;

•         projected costs to complete the project;

•         the risks and uncertainties associated with completing development within a reasonable period of time;

•         the risks involved if the IPR&D is not completed on a timely basis;

•         the status of your efforts for completion of the project and the impact of any delays; and

•         explain any material variations between the projected results and actual results and, if applicable, how failure to achieve projected      results impacted (or will impact) expected return on investment, future results, and financial condition.

In its Form 10-K for the year ended December 31, 2005 the Company disclosed the nature of the purchased in-process research and development (IPR&D), the value assigned to the project, the status of the project at the date of acquisition and the earliest date at which the Company expected to benefit from the IPR&D.  The Company made its disclosures in accordance with the guidance set forth in a practice aid issued by the IPR&D Task Force of the AICPA.  The practice aid noted that disclosures required by U.S. GAAP, Regulation S-K and Regulation S-X were limited and it provided guidance on factors to be considered in determining whether to include additional disclosures.  The Company has been mindful of these considerations, specifically those related to materiality and not giving undue emphasis to IPR&D when research and development is a relatively minor aspect of the overall financial activities of the Company.  The Company will expand its disclosure of purchased IPR&D in its future filings as follows, subject to any changes in circumstances:

The purchased in-process research and development charge of $120.8 million recorded in the third quarter of 2004 relates to the acquisition of SpineCore, a private, development-stage company.  At the date of the acquisition, the artificial lumbar and cervical spinal disc implant technologies acquired were in preliminary stages of clinical studies in the United States and had not yet reached technological feasibility.  The upfront payment of $120.0 million, plus certain transaction costs, was allocated to assets acquired, purchased in-process research and development and liabilities assumed based on their estimated fair value at the date of acquisition.  The Company believes these projects will result in the introduction of new products and will result in additional future sales.  However, factors including regulatory

November 13, 2006

delays, safety concerns or patent disputes could delay the introduction or marketing of these potential new products.  Additionally, current and future clinical trials may have unanticipated issues that arise prior to regulatory approval that could delay or terminate a product's development.  The Company may experience an unfavorable impact on its operating results if it is unable to capitalize on those efforts by attaining the proper United States Food and Drug Administration approval.  As of December 31, 200X, the Company has not encountered significant issues and expects completion of the development of the technologies and commercialization of the initial products in 200X.

Note 11. Income Taxes, page 55

11) On page 57 you disclose that during 2005, "the Company did not reach resolution on any significant outstanding tax audit and, therefore, increased its income tax accruals related to the Company's best estimate of the probable resolution of these tax positions by approximately $65.0 million."  With a view toward disclosure, including disclosure in MD&A and critical accounting policies, please describe to us the nature of the accrual and the events that occurred during 2005 that caused you to revise your estimates.  Please also tell us how this accrual impacted your tax rate in 2005 and how that effect is reflected in your disclosures in MD&A and the table on page 56.

In its response dated January 19, 2006, to your comment letter dated January 5, 2006, the Company indicated it would expand its disclosures regarding income tax accruals in its future filings.  As a result, the Company included additional information to describe the types of complex income tax issues subject to different interpretations and to indicate that amounts accrued for unresolved tax positions are included within the income taxes liability disclosed on the face of the consolidated balance sheets.

At the end of each reporting period, the Company assesses the materiality of changes to the income taxes liability for potential disclosure in the financial statements.  At December 31, 2005, tax authorities in several tax jurisdictions both inside and outside the United States were conducting routine audits of the Company's income tax returns filed in prior years. These audits are generally designed to determine if individual tax authorities are in agreement with the Company's interpretations of complex income tax regulations regarding the allocation of income to the various tax jurisdictions. During 2005, the Company did not reach resolution on any significant outstanding tax audit and, therefore, increased its income tax accruals related to the Company's best estimate of the probable resolution of these tax positions by approximately $65 million. This increase relates primarily to an additional year of exposure from the allocation of income to multiple jurisdictions.  The additional accrual increased the reported effective income tax rate by approximately 6.5%; the impact of which is included in the specific category to which it relates on the effective income tax rate reconciliation.

Based on the facts and circumstances, the Company made the determination that further disclosure beyond that described was not required as the judgment of a reasonable person relying upon the financial statements would not have been changed by the inclusion of disclosures beyond those already provided in both Notes 1 and 11.

The Company is currently reviewing the recently issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109.  The Company has not yet determined what effect the adoption of the Interpretation will have on net earnings, net earnings per share and the financial position of the Company.  The Company will adjust its accounting for income taxes and related disclosures in its 2006 Form 10-K as required.

November 13, 2006

Item 9A. Controls and Procedures, page 62

12) We note your statement that your certifying officers concluded that the company's disclosure controls and procedures are "effective to bring to the attention of the Company's management the relevant information necessary to permit an assessment of the need to disclose material developments and risks pertaining to the Company's business in its periodic filings with the Securities and Exchange Commission."  As a result, it does not appear that your certifying officers have reached a conclusion that your disclosure controls and procedures are effective.  Please amend the filing to disclose your officer's conclusions regarding the effectiveness of your disclosure controls and procedures at the period-end.  Please note this comment also applies to your Forms 10-Q as of March 31, and June 30, 2006.

      In its disclosure, it was not the intent of Company management to limit the scope of the assessment made by the Certifying Officers as to the effectiveness of the Company's disclosure controls.  The language used was intended to more fully describe the nature of the assessment.  The Company will revise future filings as follows:

An evaluation of the effectiveness of the Company's disclosure controls and procedures as of ________  , 200X was carried out under the supervision and with the participation of the Company's management, including the President and Chief Executive Officer and the Vice President and Chief Financial Officer (the "Certifying Officers").  Based on that evaluation, the Certifying Officers concluded that the Company's disclosure controls and procedures are effective.  There was no change to the Company's internal control over financial reporting during the period ended __________, 200X that materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

13) In future filings, including the amended documents, if you wish to include the definition of disclosure controls and procedures following your conclusion, please ensure that the definition is consistent with the definition included in Rule 13a-15(e) of the Exchange Act.  Otherwise, remove the language currently included as it is superfluous.

      In future filings, the Company will remove this language.  See the response to comment 12.

November 13, 2006

In connection with its response to your letter, the management of the Company acknowledges that the Company is responsible for the adequacy and accuracy of the disclosures included with the Company's filings listed above and all periodic filings with the SEC.  Further, the management of the Company acknowledges that SEC staff comments or changes to disclosure in response to SEC staff comments do not foreclose the SEC from taking any action with respect to the filings and that the Company may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

I trust that this letter adequately responds to your comments and requests for certain information.  If you should require further information, please do not hesitate to contact me at (269) 385-7323.

Sincerely,

/s/ DEAN H. BERGY

Dean H. Bergy

Vice President and Chief Financial Officer

Enclosure

cc.        Stephen P. MacMillan

            President and Chief Executive Officer